Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

April 11, 2012	TSX: TMM, NYSE.A: TGD
NEWS RELEASE

Timmins Gold Reports Record Gold Production of 21,532 Ounces of Gold
and Record Gold Recovery Ratio of 69% during Q1 2012

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE.A:TGD) reports record gold production of 21,532 gold ounces and a gold recovery ratio of 69% for its Q1 2012 fiscal quarter ended March 31. The recovery ratio is defined as the ratio of gold ounces produced divided by the number of contained gold ounces stacked over a specific period. Timmins Gold also produced 11,740 ounces of silver during the quarter.

The increased production was achieved despite approximately four days of downtime associated with the completion of the first part of a three stage capacity improvement program. The first stage was the replacement in March of an existing tertiary crusher for a higher capacity unit as well as improvements in blasting process at the pit. Also, the addition of increased pumping capacity has allowed a higher rate of solutions flow to the leach pads to fully leach the newly stacked ore. These improvements are projected to be reflected in Q2 2012 when higher gold and silver production is expected.

Stage two is the installation of a rock scalping system to increase the capacity of the existing crushing circuit to between 22,000 tpd to 25,000 tpd of processed ore as well as refurbishing and increasing the capacity of the gold plant. Stage two is scheduled for completion by the end of Q3 2012. Stage three is the installation of a new 10,000 tpd portable crushing system (80% of which is already on site) to process ore from the La Chicharra pit located 1.5 km from the San Francisco pit. The Company has acquired sufficient land and water and is fully permitted to carry out the improvements at La Chicharra which are expected to be completed by Q4 2012.

The completion of the three stages of capacity improvements are designed to take the mine to throughput of 32,000 tpd of processed ore and annual production of 130,000 ounces of gold beginning in 2013. The total cost of these improvements is budgeted at approximately US $18 million of which $5 million has already been paid. All capital expenses are budgeted to be paid out of cash generated by operations.

The following are some key production statistics for Q1:

Category	Jan-Mar 2012	Jan-Mar 2011
Dry tonnes of ore placed on pads	1,255,477	1,207,339
Average grade (g/t Au)	0.772	0.895
Low grade stockpiled	804,585	395,254
Average grade stockpiled (g/t Au)	0.271	0.258
Waste Mined	3,879,662	4,701,677
Total Mined (tonnes)	5,939,724	6,304,271
Strip Ratio	1.88	2.93
Gold Ounces Placed on Pads	31,150	34,743
Gold Ounces Produced	21,532	18,395
Gold Recovery Ratio	69.12%	52.94%
Gold Ounces Sold	21,235	18,755
Days	91	90
Average Ore Processed (t/d)	13,796	13,415
Total Mined (t/d)	65,272	70,047

About Timmins Gold

Focused solely in Mexico, Timmins Gold Corp. is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is an open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year. (Micon International NI 43-101F1 Technical Report dated November, 2011).

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Mineral Reserve Estimates

Timmins Gold is subject to the reporting requirements of the applicable Canadian securities laws, and as a result we report our mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Guide 7”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, we report “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the SEC and generally, U.S. companies are not permitted to report resources in documents filed with the SEC. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In addition, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and you cannot assume that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. You are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.